UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the nine months ended September 30, 2015

Commission file number 001-36028

ARDMORE SHIPPING CORPORATION

(Exact name of Registrant as specified in its charter)

Hamilton House

10 Queen Street, Suite 102

Hamilton, HM11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40- F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐           No ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K are (1) Management’s Discussion and Analysis of Financial Condition and Results of Operations and (2) the unaudited condensed interim consolidated financial statements and related notes of Ardmore Shipping Corporation (the “Company”), as at and for the quarterly periods ended September 30, 2015 and 2014.

This Report is hereby incorporated by reference into the following registration statements of the Company:

•	Registration Statement on Form F-3 (Registration No. 333-198371) filed with the U.S. Securities and Exchange Commission on August 26, 2014;

•	Registration Statement on Form F-3 (Registration No. 333-203205) filed with the U.S. Securities and Exchange Commission on April 2, 2015; and

•	Registration Statement on Form F-3 (Registration No. 333-206501) filed with the U.S. Securities and Exchange Commission on August 21, 2015.

FORWARD LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “will,” “expect,” “pending” and similar expressions are among those that identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including, among others, the Company’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the strength of world economies and currencies; general market conditions, including fluctuations in charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs; the market for the Company’s vessels; competition in the tanker industry; availability of financing and refinancing; charter counterparty performance; ability to obtain financing and comply with covenants in such financing arrangements; changes in governmental rules and regulations or actions taken by regulatory authorities; general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or political events; vessels breakdowns and instances of off-hires; and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company cautions readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARDMORE SHIPPING CORPORATION

Date: October 27, 2015	By:	/s/ Paul Tivnan
Paul Tivnan
Chief Financial Officer, Treasurer and Secretary

ARDMORE SHIPPING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 1. Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2014. The unaudited condensed interim consolidated financial statements included in this report have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and are presented in U.S dollars as at and for the three and nine months ended September 30, 2015 and 2014.  Unless the context otherwise requires, the terms “Ardmore,” “we,” “our” and “us” refer to Ardmore Shipping Corporation and its consolidated subsidiaries.

GENERAL

Ardmore Shipping owns and operates a fleet of mid-size product and chemical tankers ranging from approximately 17,600 to 50,000 deadweight tonnes (“Dwt”). Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of tankers.

Ardmore’s core strategy is to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships, and maintain a cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the company grows. Ardmore provides its services to customers through voyage charters, commercial pools and time charters and enjoys close working relationships with key commercial and technical management partners. Ardmore views the continued development of these relationships as crucial to its long-term success.

We are commercially independent, as we have no blanket employment arrangements with third-party or related-party commercial managers. We market our services directly to our customers, including a range of pooling service providers. As of October 27, 2015, our fleet consisted of 24 vessels, including 22 vessels in operation and 2 vessels under construction, which are reflected in the following table:

Vessel Name	Type	Dwt Tonnes	IMO	Built	Country	Flag	Specification
In Operation
Ardmore Seavaliant	Product/Chemical	49,998	2/3	Feb-13	Korea	MI	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	2/3	June-13	Korea	MI	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-15	Korea	MI	Eco-design
Ardmore Seafox	Product/Chemical	49,999	2/3	June-15	Korea	MI	Eco-design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-15	Korea	MI	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	2/3	July-13	Korea	MI	Eco-design
Ardmore Seafarer	Product/Chemical	45,744	3	Aug-04	Japan	MI	Eco-mod
Ardmore Seatrader	Product	47,141	—	Dec-02	Japan	MI	Eco-mod
Ardmore Seamaster	Product/Chemical	45,840	3	Sept-04	Japan	MI	Eco-mod
Ardmore Seamariner	Product	45,726	—	Oct-06	Japan	MI	Eco-mod
Ardmore Sealeader	Product	47,463	—	Aug-08	Japan	MI	Eco-mod
Ardmore Sealifter	Product	47,472	—	July-08	Japan	MI	Eco-mod
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	Korea	MI	Eco-design
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	Korea	MI	Eco-design
Ardmore Centurion	Product/Chemical	29,006	2	Nov-05	Korea	MI	Eco-mod
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	MI	Eco-design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	MI	Eco-design
Ardmore Chinook	Product/Chemical	25,217	2	July-15	Japan	MI	Eco-design
Ardmore Calypso	Product/Chemical	17,589	2	Jan-10	Korea	MI	Eco-mod
Ardmore Capella	Product/Chemical	17,567	2	Jan-10	Korea	MI	Eco-mod
Under Construction
SPP Hull S-1172	Product/Chemical	50,300	2/3	4Q15	Korea	MI	Eco-design
FKA Hull N-2067	Product/Chemical	25,000	2	4Q15	Japan	MI	Eco-design

Total	24	970,037

SIGNIFICANT DEVELOPMENTS

Fleet Deliveries

Since December 31, 2014, we have taken delivery of the following eight newbuilding eco-design product and chemical tankers:

Vessel Name	Delivery Date	Initial Employment
Ardmore Cherokee	January 6, 2015	Pool
Ardmore Dauntless	February 13, 2015	Pool
Ardmore Defender	February 25, 2015	Pool
Ardmore Cheyenne	March 27, 2015	Time charter
Ardmore Sealion	May 26, 2015	Pool
Ardmore Seafox	June 25, 2015	Pool
Ardmore Chinook	July 17, 2015	Time charter
Ardmore Seawolf	August 13, 2015	Pool

Financing

Since December 31, 2014, we have drawn down debt of $174.7 million. Of this total amount, $149.7 million was drawn down from previously committed debt, in line with vessel deliveries noted in the table above, and $25.0 million was drawn down in May 2015 for vessels in operation, under two separate credit facilities.

Dividends

On each of February 18, 2015, May 15, 2015 and August 14, 2015, we paid a cash dividend of $0.10 per share of our common stock for the quarters ended December 31, 2014, March 31, 2015 and June 30, 2015, respectively.

On April 2, 2015, we introduced our dividend reinvestment plan (“DRIP”). The DRIP allows existing shareholders to purchase additional common shares by automatically reinvesting all or any portion of the cash dividends paid on common shares held by the DRIP participant.

On September 8, 2015, we announced a change to our dividend policy to a constant payout ratio policy. Under the new policy, we expect to pay out 60% of Earnings from Continuing Operations (which represents our earnings per share reported under U.S. GAAP as adjusted for unrealized and realized gains and losses and extraordinary items).

On October 27, 2015, Ardmore’s Board of Directors declared a cash dividend of $0.31 per share for the quarter ended September 30, 2015. The dividend is payable on November 16, 2015 to all shareholders of record on November 6, 2015.

RESULTS OF OPERATIONS

Factors You Should Consider When Evaluating Our Results

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. Please read “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2014 for additional information.

In accordance with U.S. GAAP, we report gross revenues in our income statement and include voyage expenses among our operating expenses. Shipowners base economic decisions regarding the deployment of their vessels upon actual and anticipated time charter equivalent (“TCE”) rates, and industry analysts typically measure rates in terms of TCE rates. TCE revenue, a non-GAAP measure, is vessel revenue less commissions and voyage related costs (including bunkers and port charges). TCE revenue is used primarily to compare performance of a fleet irrespective of changes in the mix of employment (i.e. direct spot charters, pool employment or time charters). This is because under time charters and pooling arrangements the customer typically pays the voyage expenses, while under voyage charters, also known as spot market charters, the shipowner usually pays the voyage expenses. For vessels employed on voyage charters, TCE is the net rate after deducting voyage expenses.  TCE daily rate is the TCE revenue per revenue day. Revenue days are the total number of calendar days the vessels are in our possession less off-hire days generally associated with drydocking or repairs.

Statement of Operations for the Three Months ended September 30, 2015 and September 30, 2014

The following table presents our operating results for the three months ended September 30, 2015 and 2014.

INCOME STATEMENT DATA	Three months ended
	Sept. 30, 2015	Sept. 30, 2014	Variance ($)	Variance (%)
REVENUE
Revenue	47,182,310	18,861,206	28,321,104	150%

OPERATING EXPENSES
Commissions and voyage related costs	7,959,724	3,070,280	(4,889,444)	(159)%
Vessel operating expenses	11,932,106	7,924,360	(4,007,746)	(51)%
Depreciation	6,629,516	4,081,901	(2,547,615)	(62)%
Amortization of deferred dry dock expenditure	447,775	511,249	63,474	12%
General and administrative expenses	2,792,312	2,091,411	(700,901)	(34)%
Total operating expenses	29,761,433	17,679,201	(12,082,232)	(68)%

Profit from operations	17,420,877	1,182,005	16,238,872	1,374%

Interest expense and finance costs	(3,806,461)	(1,056,730)	(2,749,731)	(260)%
Interest income	4,665	3,077	1,588	52%

Profit before taxes	13,619,081	128,352	13,490,729	10,511%

Income tax	(17,102)	(11,054)	(6,048)	(55)%

Net profit	13,601,979	117,298	13,484,681	11,496%

Revenue. Revenue for the three months ended September 30, 2015 was $47.2 million, an increase of $28.3 million from $18.9 million for the three months ended September 30, 2014. The increase is due to an increase in the average number of owned vessels to 21.3 for the three months ended September 30, 2015, from 13.2 for the three months ended September 30, 2014, improving market conditions and an increase in earnings per day generated by vessels employed in the spot market. We had eight vessels employed directly in the spot market as at September 30, 2015 and had three vessels employed directly in the spot market as at September 30, 2014. For vessels employed directly in the spot market, revenue is recognized on a gross freight basis, while under time chartering arrangements and pools, the charterer typically pays voyage expenses and revenue is recognized on a net basis.

Commissions and voyage related costs. Commissions and voyage related costs were $8.0 million for the three months ended September 30, 2015, an increase of $4.9 million from $3.1 million for the three months ended September 30, 2014. This increase is primarily due to 780 additional revenue days in the third quarter of 2015 as compared to the third quarter of 2014, in line with the additional vessel deliveries noted above. In addition, the increase in spot employed vessels significantly increases commissions and voyage related expenses, as in direct spot employment all voyage expenses are borne by us as opposed to the charterer, while under time chartering arrangements and pools the charterer typically pays voyage expenses.

TCE rate. The TCE rate for our fleet was $20,200 per day for the three months ended September 30, 2015, increasing by $6,554 per day from $13,646 per day for the three months ended September 30, 2014.

Vessel operating expenses. Vessel operating expenses were $11.9 million for the three months ended September 30, 2015, an increase of $4.0 million from $7.9 million for the three months ended September 30, 2014. This increase is primarily due to an increase in the number of vessels in operation for the three months ended September 30, 2015. Due to the nature of this expenditure vessel operating expenses are prone to fluctuations between periods. Fleet operating costs per day, including technical management fees, were $6,119 for the three months ended September 30, 2015, as compared to $6,338 for the three months ended September 30, 2014.

Depreciation. Depreciation expense for the three months ended September 30, 2015 was $6.6 million, an increase of $2.5 million from $4.1 million for the three months ended September 30, 2014. The increase is primarily due to an increase in the average number of owned vessels to 21.3 for the three months ended September 30, 2015, from 13.2 for the three months ended September 30, 2014.

Amortization of deferred dry dock expenditure. Amortization of deferred dry dock expenditure for the three months ended September 30, 2015 was $0.4 million, as compared to $0.5 million for the three months ended September 30, 2014. This decrease is due to the timing of scheduled dry-dockings occurring across the fleet. The capitalized costs of dry-dockings for a given vessel are depreciated on a straight line basis to the next scheduled drydocking of the vessel.

General and administrative expenses. General and administrative expenses for the three months ended September 30, 2015 were $2.8 million, as compared to $2.1 million for the three months ended September 30, 2014. The increase reflects additional costs associated with operating a growing fleet, along with the timing of expenses incurred during the year.

Interest expense and finance costs. Interest expense and finance costs (which include loan interest, capital lease interest, amortization of deferred financing fees and are net of capitalized interest) for the three months ended September 30, 2015 were $3.8 million, as compared to $1.1 million for the three months ended September 30, 2014. Cash interest expense increased by $1.8 million from $1.8 million for the three months ended September 30, 2014 to $3.6 million for the three months ended September 30, 2015. This was the result of an increase in the average debt balance following the delivery of eight vessels since September 30, 2014. Capitalized interest, which relates to vessels under construction, amounted to $0.3 million for the three months ended September 30, 2015, as compared to $1.0 million for the three months ended September 30, 2014. This increase is due to newbuilding deliveries throughout 2015. Amortization of deferred financing charges for the three months ended September 30, 2015 was $0.5 million, as compared to $0.3 million for the three months ended September 30, 2014.

Statement of Operations for the Nine Months ended September 30, 2015 and September 30, 2014

The following table presents our operating results for the nine months ended September 30, 2015 and 2014.

INCOME STATEMENT DATA	Nine months ended
	Sept. 30, 2015	Sept. 30, 2014	Variance ($)	Variance (%)
REVENUE
Revenue	116,110,860	45,076,068	71,034,792	158%

OPERATING EXPENSES
Commissions and voyage related costs	22,626,960	3,615,964	(19,010,996)	(526)%
Vessel operating expenses	32,410,042	20,430,678	(11,979,364)	(59)%
Depreciation	17,252,021	10,505,031	(6,746,990)	(64)%
Amortization of deferred dry dock expenditure	1,617,799	1,467,087	(150,712)	(10)%
General and administrative expenses	7,635,934	6,288,234	(1,347,700)	(21)%
Total operating expenses	81,542,756	42,306,994	(39,235,762)	(93)%

Profit from operations	34,568,104	2,769,074	31,799,030	1,148%

Interest expense and finance costs	(7,945,689)	(2,946,752)	(4,998,937)	(170)%
Interest income	10,688	13,377	(2,689)	(20)%

Profit before taxes	26,633,103	(164,301)	26,797,404	16,310%

Income tax	(43,688)	(37,108)	(6,580)	(18)%

Net profit	26,589,415	(201,409)	26,790,824	13,302%

Revenue. Revenue for the nine months ended September 30, 2015 was $116.1 million, an increase of $71.0 million from $45.1 million for the nine months ended September 30, 2014. The increase is due to an increase in the average number of owned vessels to 18.6 for the nine months ended September 30, 2015, from 11.4 for the nine months ended September 30, 2014, improving market conditions and an increase in earnings per day generated by vessels employed in the spot market. We had eight vessels employed under direct spot chartering arrangements as at September 30, 2015 and had three vessels employed under direct spot chartering arrangements as at September 30, 2014. As discussed above, under direct spot chartering arrangements revenue is recognized on a gross charter basis, while under time chartering and pooling arrangements the charterer typically pays voyage expenses and revenue is recognized on a net basis.

Commissions and voyage related costs. Commissions and voyage related costs were $22.6 million for the nine months ended September 30, 2015, as compared to $3.6 million for the nine months ended September 30, 2014. This increase is primarily due to 1,995 additional revenue days in the first nine months of 2015 as compared to the first nine months of 2014, in line with the additional vessel deliveries following September 30, 2014. As discussed above, under a direct spot chartering arrangement, all voyage expenses are borne by us as opposed to the charterer, while under time chartering and pooling arrangements the charterer typically pays voyage expenses.

TCE rate. The TCE rate for our fleet was $18,855 per day for the nine months ended September 30, 2015, an increase of $4,849 per day from $14,006 per day for the nine months ended September 30, 2014.

Vessel operating expenses. Vessel operating expenses were $32.4 million for the nine months ended September 30, 2015, an increase of $12.0 million from $20.4 million for the nine months ended September 30, 2014. This increase is primarily due to an increase in the number of vessels in operation for the nine months ended September 30, 2015. Due to the nature of this expenditure, vessel operating expenses are prone to fluctuations between periods. Fleet operating costs per day, including technical management fees, were $6,261 for the nine months ended September 30, 2015, as compared to $6,433 for the nine months ended September 30, 2014.

Depreciation. Depreciation expense for the nine months ended September 30, 2015 was $17.3 million, an increase of $6.8 million from $10.5 million for the nine months ended September 30, 2014. The increase is due to an increase in the average number of owned vessels to 18.6 for the nine months ended September 30, 2015, from 11.4 for the nine months ended September 30, 2014.

Amortization of deferred dry dock expenditure. Amortization of deferred dry dock expenditure for the nine months ended September 30, 2015 was $1.6 million, as compared to $1.5 million for the nine months ended September 30, 2014. This increase is due to the timing of scheduled drydockings occurring across the fleet. The capitalized costs of drydockings for a given vessel are depreciated on a straight line basis to the next scheduled drydocking of the vessel.

General and administrative expenses. General and administrative expenses for the nine months ended September 30, 2015 were $7.6 million, as compared to $6.3 million for the nine months ended September 30, 2014. The increase reflects additional costs associated with operating a growing fleet, along with general and administrative expenses being prone to fluctuations between periods.

Interest expense and finance costs. Interest expense and finance costs (which include loan interest, capital lease interest, amortization of deferred financing fees and are net of capitalized interest) for the nine months ended September 30, 2015 were $7.9 million, as compared to $2.9 million for the nine months ended September 30, 2014. Cash interest expense increased by $4.0 million to $9.0 million for the nine months ended September 30, 2015 from $5.0 million for the nine months ended September 30, 2014. This was the result of an increase in the average debt balance following the delivery of vessels since September 30, 2014. Capitalized interest, which relates to vessels under construction, amounted to $2.3 million for the nine months ended September 30, 2015, as compared to $2.7 million for the nine months ended September 30, 2014. Amortization of deferred financing charges for the nine months ended September 30, 2015 was $1.2 million, compared to $0.6 million for the nine months ended September 30, 2014.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities and capital raised through financing transactions. As at September 30, 2015, our total cash and cash equivalents were $43.3 million, a decrease of $16.6 million from $59.9 million as at December 31, 2014, following payments made to vessels under construction. We believe that our working capital, together with expected cash flows from operations and availability under credit facilities, will be sufficient for our present requirements.

Our short-term liquidity requirements include the payment of operating expenses, drydocking expenditures, debt servicing costs, dividends on our shares of common stock, scheduled repayments of long-term debt, as well as funding our other working capital requirements. Our short-term and spot charters, including participating in spot charter pooling arrangements, contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. Time charters provide contracted revenue that reduces the volatility (as rates can fluctuate within months) and seasonality from revenue generated by vessels that operate in the spot market. Commercial pools reduce revenue volatility because they aggregate the revenues and expenses of all pool participants and distribute net earnings to the participants based on an agreed upon formula. Spot charters preserve flexibility to take advantage of increasing rate environments, but also expose the ship-owner to decreasing rate environments.

Our long-term capital needs are primarily for capital expenditures and debt repayment. Generally, we expect that our long-term sources of funds will be cash balances, long-term bank borrowings and other debt or equity financings. We expect that we will rely upon internal and external financing sources, including, cash balances, bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures.

Our credit facilities and capital leases are described in Notes 2 (“Debt”) and 3 (“Capital leases”) to our condensed interim consolidated financial statements included in this Form 6-K. Our financing facilities contain covenants and other restrictions we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from incurring or guaranteeing additional indebtedness, granting certain liens, and selling, transferring, assigning or conveying assets. Our financing facilities do not impose a restriction on dividends, distributions, or returns of capital unless an event of default has occurred, is continuing or will result from such payment. Our financing facilities require us to maintain various financial covenants. Should we not meet these financial covenants or other covenants, the lenders may declare our obligations under the agreements immediately due and payable, and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at September 30, 2015, we were in compliance with all covenants relating to our financing facilities.

CASH FLOW DATA

Cash Flow Data for the Three and Nine Months Ended September 30, 2015 and September 30, 2014

CASH FLOW DATA	Three months ended		Nine months ended
	Sept. 30, 2015	Sept. 30, 2014	Sept. 30, 2015	Sept. 30, 2014
Net cash provided by operating activities	14,404,113	153,988	27,986,026	7,164,918
Net cash used in investing activities	(45,103,786)	(56,745,973)	(192,367,821)	(188,459,152)
Net cash provided by financing activities	32,117,680	56,603,021	147,808,390	190,431,113

Cash provided by operating activities

For the three months ended September 30, 2015, cash flow provided by operating activities was $14.4 million. Net profit (after adding back depreciation, amortization and other non-cash items) was an inflow of $21.5 million. Changes in operating assets and liabilities resulted in an outflow of $6.4 million and drydock payments were $0.7 million. For the three months ended September 30, 2014, cash flow provided by operating activities was $0.2 million. Net profit (after adding back depreciation, amortization and other non-cash items) was an inflow of $5.3 million. Changes in operating assets and liabilities resulted in an outflow of $3.9 million and drydock payments were $1.3 million.

For the nine months ended September 30, 2015, cash flow provided by operating activities was $28.0 million. Net profit (after adding back depreciation, amortization and other non-cash items) was an inflow of $47.7 million. Changes in operating assets and liabilities resulted in an outflow of $18.0 million and drydock payments were $1.7 million. For the nine months ended September 30, 2014, cash flow provided by operating activities was $7.2 million. Net profit (after adding back depreciation, amortization and other non-cash items) was an inflow of $13.5 million. Changes in operating assets and liabilities resulted in an outflow of $2.5 million and drydock payments were $3.8 million.

Cash used by investing activities

For the three months ended September 30, 2015, net cash used in investing activities was $45.1 million. Payments for the completion of vessels under construction, along with vessel equipment, were $40.9 million for the three months then ended. Payments in the quarter for vessels still under construction at September 30, 2015 were $4.0 million. For the three months ended September 30, 2014, net cash used in investing activities was $56.7 million. Investment in secondhand vessels and vessel equipment was $38.3 million for that period. Payments in the quarter for vessels under construction at September 30, 2014 were $18.4 million.

For the nine months ended September 30, 2015, net cash used in investing activities was $192.4 million. Payments for the completion of vessels under construction, along with vessel equipment, were $169.0 million for the nine months then ended. Payments for vessels still under construction at September 30, 2015 were $23.1 million. For the nine months ended September 30, 2014, net cash used in investing activities was $188.5 million for that period. Investment in secondhand vessels, the completion of vessels under construction and vessel equipment was $152.6 million. Payments for vessels under construction at September 30, 2014 were $35.8 million.

Cash provided by financing activities

For the three months ended September 30, 2015, the net cash provided by financing activities was $32.1 million. Drawdowns of long-term debt amounted to $41.8 million and repayments of debt amounted to $7.1 million. Total principal repayments of the capital lease arrangement were $0.4 million. We also incurred $0.3 million of deferred finance charges for loan facilities, and for commitment fees payable in respect of other financing committed for vessels under construction. Quarterly cash dividends paid were $1.8 million for the period. For the three months ended September 30, 2014, the net cash used in financing activities was $56.6 million. Drawdowns of long-term debt amounted to $64.1 million and repayments of debt amounted to $3.0 million. We made no debt prepayments during such period. Total principal repayments of the capital lease arrangement were $0.4 million. We incurred $1.5 million of deferred finance charges for loan facilities, and for commitment fees payable in respect of other financing committed for vessels under construction. Quarterly cash dividends paid were $2.6 million for the period.

For the nine months ended September 30, 2015, the net cash provided by financing activities was $147.8 million. Drawdowns of long-term debt amounted to $174.7 million and repayments of debt amounted to $17.9 million. We made no debt prepayments during such period. Total principal repayments of the capital lease arrangement were $1.3 million. We also incurred $1.6 million of deferred finance charges for loan facilities, and for commitment fees payable in respect of other financing committed for vessels under construction. Quarterly cash dividends paid were $6.2 million for the period. For the nine months ended September 30, 2014, the net cash provided by financing activities was $190.4 million. Drawdowns of long-term debt amounted to $109.1 million and repayments of debt amounted to $8.2 million. We made no debt prepayments during such period. Total principal repayments of the capital lease arrangement were $1.2 million. We incurred $5.0 million of deferred finance charges for loan facilities, and for commitment fees payable in respect of other financing committed for vessels under construction. Net proceeds from an equity offering amounted to $102.7 million and quarterly cash dividends paid were $7.0 million for the period.

CAPITAL EXPENDITURES

Drydock

The drydocking schedule for our vessels that were in operation as of September 30, 2015 is as follows:

	For the Years Ended December 31,
	2015	2016	2017	2018
Number of vessels in drydock (excluding in-water surveys)	2	4	3	5

We endeavor to manage the timing of future dockings across the fleet. As our fleet matures and expands, our drydock expenses are likely to increase.

Newbuildings

As of September 30, 2015, we had two vessels under construction. These vessels are scheduled to be delivered during the fourth quarter of 2015. We currently have committed financing in place for these newbuildings, subject to certain conditions.

Dividends

On each of February 18, 2015, May 15, 2015 and August 14, 2015 we paid a cash dividend of $0.10 per share of our common stock for the quarters ended December 31, 2014, March 31, 2015 and June 30, 2015, respectively.

On April 2, 2015, we introduced our DRIP. The DRIP allows existing shareholders to purchase additional common shares by automatically reinvesting all or any portion of the cash dividends paid on common shares held by the DRIP participant.

On September 8, 2015, we announced a change to our dividend policy to a constant payout ratio policy. Under the new policy we expect to pay out 60% of Earnings from Continuing Operations (which represents our earnings per share reported under U.S. GAAP as adjusted for unrealized and realized gains and losses and extraordinary items).

On October 27, 2015, Ardmore’s Board of Directors announced a cash dividend of $0.31 per share for the quarter ended September 30, 2015. The dividend is payable on November 16, 2015 to all shareholders of record on November 6, 2015.

CONTRACTUAL OBLIGATIONS

The following table sets forth our total obligations on vessel finance, newbuilding commitments and certain other obligations as at September 30, 2015.

	2015	2016 – 2018	2019 – 2022	Total
Vessels under construction	37,680,000	-	-	37,680,000
Debt and capital leases	7,290,048	169,657,631	212,141,843	389,089,522
Interest expense(1)	3,730,028	35,294,552	15,230,167	54,254,747
Loan commitment fees(2)	66,652	-	-	66,652
Office space	21,731	28,818	-	50,549
	48,788,459	204,981,001	227,372,010	481,141,470

(1)	The interest expense on our loans is variable and based on LIBOR. The amounts reflected in the table were calculated using an estimated interest rate of 0.3% plus a margin of 3.17%, which is the weighted average margin on our senior loan facilities. Interest on capital leases is based on a margin of 7.3%.

(2)	Loan commitment fees are based on management’s estimate of future drawdown dates as of September 30, 2015.

CRITICAL ACCOUNTING ESTIMATES

We prepare our financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ materially from our assumptions and estimates. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties are discussed in “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2014. There have been no significant changes to these estimates and assumptions in the nine months ended September 30, 2015.

OFF-BALANCE SHEET ARRANGEMENTS

As of September 30, 2015, we had no off-balance sheet arrangements.

DISCLOSURES ABOUT MARKET RISK

In addition to the risks set forth below, you should carefully consider the risk factors discussed in “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year end December 31, 2014, regarding risks which could materially affect our business, financial condition and results of operations.

Foreign Exchange Risk

The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. We incur certain general and operating expenses in other currencies (primarily Euro, Singapore Dollar, Pounds Sterling and Hong Kong Dollar) and, as a result, there is risk to us that currency fluctuations may have a negative effect on the value of our cash flows. Such risk may have an adverse effect on our financial condition and results of operations. We believe these adverse effects to be immaterial and have not entered into any derivative contracts to manage foreign exchange risk during the nine months ended September 30, 2015.

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect our results of operations and our ability to repay debt. We regularly monitor interest rate exposure and may enter into swap arrangements to hedge exposure where it is considered economically advantageous to do so.

Liquidity Risk

Our principal objective in relation to liquidity is to ensure that we have access at minimum cost to sufficient liquidity to enable us to meet our obligations as they come due and to provide adequately for contingencies. Our policy is to manage our liquidity by forecasting of cash flows arising from time charter revenue, pool revenue, spot charter revenue, vessel operating expenses, general and administrative overhead and servicing of debt.

Credit Risk

There is a concentration of credit risk with respect to cash and cash equivalents as substantially all of these items are held across one bank - Nordea Bank. While we believe this risk of loss is low, we will keep this matter under review and revise our policy for managing cash and cash equivalents if considered advantageous and prudent to do so.

We limit our credit risk with trade accounts receivable by performing ongoing credit evaluations of our customers’ financial condition. We generally do not require collateral for our trade accounts receivable.

Ardmore Shipping Corporation

INDEX TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Page
Unaudited Condensed Interim Consolidated Balance Sheets as at September 30, 2015 and December 31, 2014	F-2
Unaudited Condensed Interim Consolidated Statements of Comprehensive Income for the three and nine months ended September 30, 2015 and September 30, 2014	F-3
Unaudited Condensed Interim Consolidated Statements of Changes in Equity for the nine months ended September 30, 2015 and year ended December 31, 2014	F-4
Unaudited Condensed Interim Consolidated Statements of Cash Flows for the nine months ended September 30, 2015 and September 30, 2014	F-5
Notes to the Unaudited Condensed Interim Consolidated Financial Statements	F-6

Ardmore Shipping Corporation

Unaudited Condensed Interim Consolidated Balance Sheets

As at September 30, 2015 and December 31, 2014

(Expressed in U.S. Dollars, unless otherwise stated)

	As at
	Sept 30, 2015	Dec 31, 2014
ASSETS
Current assets
Cash and cash equivalents	43,306,191	59,879,596
Receivables, trade	21,855,810	4,985,900
Working capital advances	2,975,000	500,000
Prepayments	1,681,530	683,762
Advances and deposits	2,578,489	3,052,992
Other receivables	45,861	636,464
Inventories	4,128,318	2,486,340
Total current assets	76,571,199	72,225,054

Non-current assets
Vessels and vessel equipment, net	632,478,674	371,618,023
Deferred dry dock expenditure, net	4,346,774	4,229,617
Vessels under construction	28,009,066	113,985,986
Other non-current assets, net	388,380	156,311
Deferred finance charges, net	9,008,577	8,625,882
Total non-current assets	674,231,471	498,615,819

TOTAL ASSETS	750,802,670	570,840,873

LIABILITIES AND EQUITY
Current liabilities
Payables, trade	9,436,193	7,038,621
Charter revenue received in advance	1,861,504	1,542,863
Other payables	243,164	648,105
Accrued interest on loans	1,490,045	882,594
Current portion of long-term debt	32,251,764	19,394,928
Current portion of capital lease obligations	1,813,564	1,702,981
Total current liabilities	47,096,234	31,210,092

Non-current liabilities
Non-current portion of long-term debt	329,294,554	185,333,340
Non-current portion of capital lease obligations	25,729,641	27,097,348
Total non-current liabilities	355,024,195	212,430,688

Equity
Share capital	262,287	261,000
Additional paid in capital	335,764,826	339,082,131
Treasury stock	(1,278,546)	(1,278,546)
Accumulated surplus / (deficit)	13,933,674	(10,864,492)
Total equity	348,682,241	327,200,093

TOTAL LIABILITIES AND EQUITY	750,802,670	570,840,873

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

F-2

Ardmore Shipping Corporation

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income

For the three and nine months ended September 30, 2015 and September 30, 2014

(Expressed in U.S. Dollars, unless otherwise stated)

	Three months ended		Nine months ended
	Sept 30, 2015	Sept 30, 2014	Sept 30, 2015	Sept 30, 2014
REVENUE
Revenue	47,182,310	18,861,206	116,110,860	45,076,068

OPERATING EXPENSES
Commissions and voyage related costs	7,959,724	3,070,280	22,626,960	3,615,964
Vessel operating expenses	11,932,106	7,924,360	32,410,042	20,430,678
Depreciation	6,629,516	4,081,901	17,252,021	10,505,031
Amortization of deferred dry dock expenditure	447,775	511,249	1,617,799	1,467,087
General and administrative expenses	2,792,312	2,091,411	7,635,934	6,288,234
Total operating expenses	29,761,433	17,679,201	81,542,756	42,306,994

Profit from operations	17,420,877	1,182,005	34,568,104	2,769,074

Interest expense and finance costs	(3,806,461)	(1,056,730)	(7,945,689)	(2,946,752)
Interest income	4,665	3,077	10,688	13,377

Profit / (loss) before taxes	13,619,081	128,352	26,633,103	(164,301)

Income tax	(17,102)	(11,054)	(43,688)	(37,108)

Net profit / (loss)	13,601,979	117,298	26,589,415	(201,409)

Earnings / (loss) per share, basic and diluted	0.522	0.004	1.022	(0.008)
Weighted average number of shares outstanding, basic and diluted	26,079,260	26,100,000	26,025,191	24,042,308

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

F-3

Ardmore Shipping Corporation

Unaudited Condensed Interim Consolidated Statements of Changes in Equity

For the nine months ended September 30, 2015 and year ended December 31, 2014

(Expressed in U.S. Dollars, unless otherwise stated)

	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury stock	Accumulated surplus / (deficit)	TOTAL
Balance as at January 1, 2014	18,050,000	180,500	244,702,577	-	(12,524,966)	232,358,111
Net proceeds from equity offering	8,050,000	80,500	102,631,433	-	-	102,711,933
Share based compensation	-	-	1,383,121	-	-	1,383,121
Repurchase of common stock	(119,400)	-	-	(1,278,546)	-	(1,278,546)
Dividend payments	-	-	(9,635,000)	-	-	(9,635,000)
Profit for year	-	-	-	-	1,660,474	1,660,474
Balance as at December 31, 2014	25,980,600	261,000	339,082,131	(1,278,546)	(10,864,492)	327,200,093

Share based compensation	-	-	1,074,474	-	-	1,074,474
Dividend payments	128,704	1,287	(4,391,779)	-	(1,791,249)	(6,181,741)
Profit for period	-	-	-	-	26,589,415	26,589,415
Balance as at September 30, 2015	26,109,304	262,287	335,764,826	(1,278,546)	13,933,674	348,682,241

The accompanying notes are an integral part of these condensed interim consolidated financial statements

F-4

Ardmore Shipping Corporation

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the nine months ended September 30, 2015 and September 30, 2014

(Expressed in U.S. Dollars, unless otherwise stated)

	Nine months ended
	Sept 30, 2015	Sept 30, 2014
OPERATING ACTIVITIES
Net profit / (loss)	26,589,415	(201,409)
Non-cash items:
Depreciation	17,252,021	10,505,031
Amortization of deferred dry dock expenditure	1,617,799	1,467,087
Share based compensation	1,074,474	1,035,538
Amortization of deferred finance charges	1,188,100	658,624
Changes in operating assets and liabilities:
Receivables, trade	(16,869,910)	(2,988,697)
Working capital advances	(2,475,000)	34,571
Prepayments	(997,768)	(768,801)
Advances and deposits	474,503	(31,957)
Other receivables	590,603	(189,261)
Inventories	(1,641,978)	(1,724,315)
Payables, trade	2,397,572	2,657,937
Charter revenue received in advance	318,641	(481,499)
Other payables	(404,941)	642,460
Accrued interest on loans	607,451	343,674
Deferred dry dock expenditure	(1,734,956)	(3,794,065)
Net cash provided by operating activities	27,986,026	7,164,918

INVESTING ACTIVITIES
Payments for acquisition of vessels and equipment	(168,991,746)	(152,589,288)
Payments for vessels under construction	(23,092,463)	(35,817,991)
Payments for other non-current assets	(283,612)	(51,873)
Net cash used in investing activities	(192,367,821)	(188,459,152)

FINANCING ACTIVITIES
Proceeds from long-term debt	174,727,500	109,125,000
Repayments of long term debt	(17,909,450)	(8,233,000)
Repayments of capital leases	(1,257,124)	(1,164,791)
Payments for deferred finance charges	(1,570,795)	(4,955,615)
Proceeds from equity offering	-	102,684,519
Payment of dividend	(6,181,741)	(7,025,000)
Net cash provided by financing activities	147,808,390	190,431,113

Net (decrease) / increase in cash and cash equivalents	(16,573,405)	9,136,879

Cash and cash equivalents at the beginning of the year	59,879,596	56,860,845

Cash and cash equivalents at the end of the period	43,306,191	65,997,724

The accompanying notes are an integral part of these condensed interim consolidated financial statements

F-5

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30 2015 and September 30, 2014
(Expressed in U.S. Dollars, unless otherwise stated)

1.	General information and significant accounting policies

1.1.	Background

Ardmore Shipping Corporation (“ASC”) and its subsidiaries (collectively, the “Company”) provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size product and chemical tankers. As at September 30, 2015, the Company had 22 vessels in operation and 2 vessels under construction. The average age of the Company’s operating fleet at September 30, 2015 was 4.3 years.

1.2.	Management and organizational structure

ASC was incorporated in the Republic of The Marshall Islands on May 14, 2013. ASC commenced business operations through its predecessor company, Ardmore Shipping LLC, on April 15, 2010. On August 6, 2013, ASC completed its initial public offering (the “IPO”) of 10,000,000 shares of its common stock. Prior to the IPO, GA Holdings LLC, who was ASC’s sole shareholder, exchanged its 100% interest in Ardmore Shipping LLC (“ASLLC”) for 8,049,500 shares of ASC, and ASLLC became a wholly owned subsidiary of ASC. Immediately following the IPO, GA Holdings LLC, previously ASC's sole shareholder, held 44.6% of the common stock of ASC, with the remaining 55.4% held by public investors. In March 2014, ASC completed a follow-on public offering of 8,050,000 shares of its common stock. As at September 30, 2015, GA Holdings LLC held 8,178,517 common shares outstanding, or 31% of the outstanding common stock of ASC, with the remaining 69% held by public investors. ASC has 33 wholly owned subsidiaries, the majority of which represent single ship-owning companies for ASC’s fleet.

Ardmore Shipping (Bermuda) Limited (“ASBL”), a wholly-owned subsidiary incorporated in Bermuda, carries out the Company’s management services and associated functions. Ardmore Shipping Services (Ireland) Limited (“ASSIL”), formerly known as Ardmore Shipping Limited, a wholly-owned subsidiary incorporated in Ireland, provides the Company’s corporate, accounting and fleet administration services. Ardmore Shipping (Asia) Pte. Limited (“ASA”), a wholly owned subsidiary incorporated in Singapore, performs commercial management and chartering services for the Company.

1.3.	Basis of preparation

The accompanying unaudited condensed interim consolidated financial statements, which include the accounts of ASC and its subsidiaries, have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. All subsidiaries are 100% directly or indirectly owned by ASC. All intercompany balances and transactions have been eliminated on consolidation. These unaudited condensed interim consolidated statements and the accompanying notes should be read in conjunction with the Company’s consolidated financial statements and notes thereto for the year ended December 31, 2014.

These unaudited condensed interim consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows as at and for the periods presented.

The consolidated balance sheet as of December 31, 2014 has been derived from the audited financial statement at that date, but does not include all of the footnotes required by U.S. GAAP for complete financial statements.

1.4.	Summary of significant accounting policies

There have been no changes in the Company’s significant accounting policies for the nine months ended September 30, 2015 as compared to the significant accounting policies described in the Company’s audited consolidated financial statements for the year ended December 31, 2014.

1.5.	Share based payments

The Company may grant share-based payment awards, such as restricted stock units or stock appreciation rights, as incentive-based compensation to certain employees and directors. The Company measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period, which generally equals the vesting period. If the award contains a market condition, such conditions are included in the determination of the fair value of the stock unit. Once the fair value has been determined, the associated expense is recognized in the consolidated statement of operations over the requisite service period. For additional information, please see Note 6 (“Stock appreciation rights”)

F-6

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30 2015 and September 30, 2014
(Expressed in U.S. Dollars, unless otherwise stated)

1.6.	Recent accounting pronouncements

In April 2015, Financial Accounting Standards Board issued Accounting Standards Update No. 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. The update simplifies the presentation of debt issuance costs by requiring that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of debt liability. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this update. This update will be effective for interim and annual periods beginning after December 15, 2015, and is to be applied retrospectively. Early adoption is permitted. The Company is currently assessing the impact that this guidance will have on its consolidated financial statements, but does not expect the guidance to have a material impact on the Company's consolidated financial statements.

1.7.	Financial instruments

The carrying values of cash and cash equivalents, trades receivables and trade payables reported in the consolidated balance sheet are reasonable estimates of their fair values due to their short-term nature. The fair values of long-term debt approximate the recorded values due to the variable interest rates payable.

2.	Debt

As at September 30, 2015, the Company had six loan facilities, which it has used primarily to finance vessel acquisitions or vessels under construction. ASC’s applicable ship-owning subsidiaries have granted first priority mortgages against the relevant vessels in favor of the lenders as security for the Company’s obligations under the loan facilities. ASC and its subsidiary ASLLC have also provided guarantees in respect of the loan facilities. These guarantees can be called upon following a payment default. The outstanding principal balance on each loan facility at the balance sheet date is as follows:

As at
Sept 30, 2015
Facility I (“First ABN AMRO Facility”)	5,000,000
Facility II (“Second ABN AMRO Facility”)	51,090,000
Facility III (“DVB Facility”)	82,121,000
Facility IV (“Joint Bank Facility”)	173,880,318
Facility V (“NIBC Bank Facility”)	12,080,000
Facility VI (“CACIB Bank Facility”)	37,375,000
Total debt	361,546,318
Current portion of long-term debt	(32,251,764)
Non-current portion of long-term debt	329,294,554

Future minimum repayments under the Company’s loan facilities for each year indicated below are as follows:

As at
Sept 30, 2015
2015	6,844,190
2016	35,126,761
2017	48,626,761
2018	58,806,761
2019	34,206,761
2020	20,276,761
2021	146,933,323
2022	10,725,000
361,546,318

F-7

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2015 and September 30, 2014
(Expressed in U.S. Dollars, unless otherwise stated)

First ABN AMRO Bank Facility

On March 16, 2011, three of ASC’s subsidiaries entered into a $40.5 million long-term loan facility agreement with ABN AMRO Bank for vessel acquisitions. This loan was drawn down in three tranches. A total of $32 million was drawn down on this facility and the remaining $8.5 million is no longer available for borrowing. Interest is calculated on each tranche at LIBOR plus 3.25%. On March 28, 2013, two of the subsidiaries party to this loan entered into a capital lease arrangement and, as part of this arrangement, the senior debt outstanding on the two vessels of $17.9 million was repaid in full on April 2, 2013. As such, one ASC subsidiary remains as a borrower under this facility. Principal repayments on loans are made on a quarterly basis. The loan matures in 2018.

Second ABN AMRO Bank Facility

On August 24, 2011, two of ASC’s subsidiaries entered into a long-term $48.9 million loan facility agreement with ABN AMRO Bank to finance two vessels under construction. This loan was drawn down fully in six tranches with the final tranches drawn down in line with vessel deliveries in February and June 2013, respectively. Interest is calculated on each tranche at LIBOR plus 3.20%. Principal repayments on loans are made on a quarterly basis, with a balloon payment payable with the final instalment. The loan matures in 2018. On April 29, 2015, the same two subsidiaries entered into a $10.0 million term loan facility for an additional tranche for the two vessels in operation. The full amount of the loan was drawn down in May 2015 and bears interest commencing at 4.50% above LIBOR. Principal repayments on loans are made on a quarterly basis, starting in July 2016, with a balloon payment payable with the final instalment.

DVB Bank Facility

On June 28, 2012, five of ASC’s subsidiaries entered into a $81.85 million long-term loan facility agreement with DVB Bank both to refinance existing financed vessels and to finance two vessels under construction. The first tranche was drawn down in October 2012, bears interest at a rate of 3.75% above LIBOR and matures in 2019. The second and third tranches were drawn down in January 2014 and February 2014, and bear interest at a rate of 2.45% above LIBOR. These tranches mature in 2021. Principal repayments on loans are made on a quarterly basis, with a balloon payment payable with the final instalment. On April 29, 2015, the five subsidiaries entered into a $15.0 million term loan facility for an additional tranche for the five vessels in operation. The full amount of the loan was drawn down in May, 2015 and bears interest commencing at 4.50% above LIBOR. Principal repayments on loans are made on a quarterly basis, starting in August 2016, with a balloon payment payable with the final instalment.

Joint Bank Facility

On March 19, 2014, eight of ASC’s subsidiaries entered into a $172.0 million long-term loan facility with ABN AMRO Bank, Nordea Bank Finland Plc and Skandinaviska Enskilda Banken AB to finance eight vessels under construction. On July 24, 2014, the Company increased the aggregate principal amount available under this facility by up to $53.3 million to $225.3 million, in order to finance three secondhand vessels which the Company acquired in 2014. The first and second tranches of the increased facility were drawn down in August 2014. The third tranche was drawn down in June 2014. Interest is calculated on each of these tranches at LIBOR plus 2.95%. There were six further tranches drawn down under the loan facility between February and August 2015. Interest is calculated on each of these tranches at LIBOR plus 3.15%. All tranches mature in 2021. Principal repayments on loans are made on a quarterly basis, with a balloon payment payable with the final instalment.

The amount undrawn on this facility as at September 30, 2015 was $41.8 million and will be used to provide financing for two of the Company’s vessels on order as at September 30, 2015. Drawdowns on these remaining tranches will be made in line with deliveries of each vessel.

NIBC Bank Facility

On June 12, 2014, one of ASC’s subsidiaries entered into a $13.5 million long-term loan facility with NIBC Bank N.V. to finance a secondhand vessel acquisition which was delivered to the Company in 2014. The facility was drawn down in June 2014 and bears interest at a rate of 2.90% above LIBOR. Principal repayments on the loan are made on a quarterly basis, with a balloon payment payable with the final instalment. The loan facility matures in 2021.

F-8

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30 2015 and September 30, 2014
(Expressed in U.S. Dollars, unless otherwise stated)

CACIB Bank Facility

On May 22, 2014, two of ASC’s subsidiaries entered into a $39.0 million long-term loan facility with Credit Agricole Corporate and Investment Bank to finance two vessels under construction. The first tranche was drawn down in December 2014 in advance of a vessel delivering in January 2015. This tranche matures in 2021. The second tranche was drawn down in March 2015 in advance of a vessel delivering in March 2015. This tranche matures in 2022. Interest is calculated on each tranche at a rate of 3.05% above LIBOR. Principal repayments on loans are made on a quarterly basis, with a balloon payment payable with the final instalment.

Long-term debt financial covenants

The Company’s long-term debt facilities described above and the Company’s capital leases described in Note 3 below include certain covenants. The financial covenants require that ASC:

•	maintain minimum solvency of not less than 30%;
•	maintain corporate leverage of less than 75%;
•	maintain minimum cash and cash equivalents based on the number of vessels owned and chartered-in and 5% of outstanding debt. The required minimum cash balance as of September 30, 2015 was $19.5 million;
•	ensure that the aggregate fair market value of the applicable vessels plus any additional collateral is, depending on the facility, no less than 125% to 150% of the debt outstanding for the facility;
•	maintain a corporate net worth of not less than $150 million;
•	maintain positive working capital, excluding balloon maturities; and
•	maintain at all times a ratio of EBITDA plus a portion of cash in excess of the Company’s minimum liquidity to total interest expense of at least 2.25 to 1.

The Company was in full compliance with all of its loan covenants as of September 30, 2015.

3.	Capital leases

On March 28, 2013, two of ASC’s subsidiaries entered into an agreement, which took effect on April 2, 2013, for the sale and leaseback under a capital lease arrangement of the Ardmore Calypso and Ardmore Capella. This transaction was treated as a financing transaction. As part of this arrangement, the senior debt previously outstanding on the vessels of $17.9 million was repaid in full on April 2, 2013. The capital leases are scheduled to expire in 2018 and require the Company to repurchase the vessels at a specified price. ASC’s subsidiary ASLLC has provided a guarantee in respect of this financing arrangement.

As at
Sep 30, 2015
Current portion of capital lease obligations	1,813,564
Non-current portion of capital lease obligations	25,729,641
Total capital lease obligations	27,543,205

The future minimum lease payments required under the capital leases at September 30, 2015, are as follows:

As at
Sep 30, 2015
2015	966,552
2016	3,845,196
2017	3,834,690
2018	23,705,540
Total minimum lease payments	32,351,978
Less amount representing interest	(4,808,773)
Net minimum lease payments	27,543,205

F-9

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2015 and September 30, 2014
(Expressed in U.S. Dollars, unless otherwise stated)

Assets recorded under capital leases and included in Vessels and vessel equipment, net in ASC’s balance sheets consisted of the following at September 30, 2015:

Total
Vessels and equipment	44,525,446
Accumulated depreciation	(6,827,643)
37,697,804

4.	Interest expense and finance costs

	Nine months ended
	Sep 30, 2015	Sep 30, 2014
Interest incurred	9,023,901	5,032,293
Capitalized interest	(2,266,311)	(2,744,165)
Amortization of deferred financing charges	1,188,099	658,624
	7,945,689	2,946,752

Capitalized interest relates to the interest which can be capitalized under the Company’s vessels under the Company’s construction policy.

5.	Commitments and contingencies

As at September, 2015, the Company had the following capital commitments:

	2015	2016+	TOTAL
Vessels under construction	37,680,000	-	37,680,000
Loan commitment fees	66,652	-	66,652
Office space	21,731	28,818	50,549
	37,768,383	28,818	37,797,201

Loan commitment fees are based on management’s best estimates of future drawdown dates as of September 30, 2015.

6.	Stock appreciation rights (“SARs”)

As of September 30, 2015, ASC has granted 1,143,635 SARs to certain of its officers and directors under its 2013 Equity Incentive Plan. Under a SAR award, the grantee is entitled to receive the appreciation of a share of ASC’s common stock following the grant of the award. Each SAR provides for a payment of an amount equal to the excess, if any, of the fair market value of a share of ASC’s common stock at the time of exercise of the SAR over the per share exercise price of the SAR, multiplied by the number of shares for which the SAR is then exercised. Payment under the SAR will be made in the form of shares of ASC’s common stock, based on the fair market value of a share of ASC’s common stock at the time of exercise of the SAR.

The SAR awards provide that in no event will the appreciation per share for any portion of the SAR award be deemed to exceed four times (i.e., 400%) the per share exercise price of the SAR. In other words, the fair market value of a share of our common stock for purposes of calculating the amount payable under the SAR is not deemed to exceed five times (i.e. 500%) the per share exercise price of the SAR. Any appreciation in excess of four times the per share exercise price of the SAR will be disregarded for purposes of calculating the amount payable under the SAR. Vesting on all awards up to July 31, 2016 is subject to certain market conditions being met. On that date the vesting will revert to being solely dependent on time of service.

F-10

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30 2015 and September 30, 2014
(Expressed in U.S. Dollars, unless otherwise stated)

The grant date fair value was calculated by applying a model based on the Monte Carlo simulation. The model inputs were the grant price, dividend yield based on the initial intended dividend set out by the Company, a risk-free rate of return equal to the zero coupon U.S. Treasury bill commensurate with the contractual terms of the units and expected volatility based on the average of the most recent historical volatilities in the Company’s peer group. A summary of awards, simulation inputs and outputs is as follows:

				Monte Carlo Simulation Inputs
Date	SARs Awarded	Exercise Price	Vesting Period	Grant Price	Dividend Yield	Risk-free rate of Return	Expected Volatility	Weighted Average Fair Value	Average Expected Exercise Life
01-Aug-13	1,078,125	$14.00	5 yrs	$14.00	2.87%	2.15%	54.89%	$4.28	4.9 - 6.0 yrs
12-Mar-14	22,118	$13.66	3 yrs	$13.66	2.93%	2.06%	56.31%	$4.17	4.6 - 5.0 yrs
01-Jun-14	5,595	$13.91	3 yrs	$13.91	2.88%	2.20%	53.60%	$4.20	4.5 - 5.0 yrs
06-Mar-15	37,797	$10.25	3 yrs	$10.25	3.90%	1.90%	61.38%	$2.98	4.2 - 5.0 yrs

The Company has assumed that none of the units will be forfeited prior to the requisite services being provided. The cost of each tranche is being recognized by the Company on a straight line basis. The recognition of share-based compensation costs related to the tranches that vest before July 31, 2016 will be accelerated if the market condition is met and the requisite service period has been completed. The Company’s policy for issuing shares, if exercised, is to register and issue new common shares to the beneficiary. A total of 1,579 SARs were forfeited as at September 30, 2015 and no SARs were exercised or expired as at September 30, 2015. The weighted average exercise price for the SARs outstanding as of September 30, 2015 was $13.87. The total cost related to non-vested awards expected to be recognized through 2018 is set forth below:

Period	TOTAL
2015	362,031
2016	1,027,447
2017	333,670
2018	106,198
1,829,346

7.	Subsequent events

There have been so subsequent events since the period end.

F-11